Filed pursuant to Rule 424(b)(3)
Registration No. 333-140331

QUEPASA CORPORATION

SUPPLEMENT DATED FEBRUARY 22, 2008
TO
THE PROSPECTUS DATED February 15, 2007

This Supplement updates certain supplemental information contained in the Quepasa Corporation Prospectus dated February 15, 2007.  All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Company.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the original prospectus dated February 15, 2007.

Exhibit A to this Supplement contains an updated version of the Recent Developments of the Company set forth on page 1 of the Prospectus.  Exhibit B contains an updated version of Certain Relationships and Related Transactions of the Company set forth on page 29 of the Prospectus.  Exhibit C contains an updated version of the Common Stock Warrants and Options set forth on page 31 of the Prospectus.

* * * * * * * * * *

All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

EXHIBIT A

Recent Developments

On January 9, 2008, we issued a $300,000 Multiple Advance Promissory Note (the “BRC Note”) to BRC Group, LLC (“BRC”). BRC owns La Alianza de Futbol Hispano (“La Alianza”), an organization involved in the support and development of amateur Hispanic soccer in the United States. We are continuing to work with BRC towards finalizing an agreement, which would provide for, among other things, that we would become the official social networking sponsor for La Alianza. Under the terms of the BRC Note, BRC was advanced $300,000.

On January 18, 2008, we approved a Consulting Agreement with Jeffrey Valdez and Valdez Productions, Inc. (“Valdez productions”). The Consulting Agreement is effective October 24, 2007, and the initial term will end on October 24, 2008. Prior to the end of the initial term, upon 30 days written notice, either party may terminate the Consulting Agreement without cause. After the initial term, the Consulting Agreement will automatically renew for successive 3 month periods unless a party to the agreement provides 30 days written notice of its desire to terminate the Consulting Agreement, in which case the Consulting Agreement will expire 30 days from the date such notice is received. Pursuant to the terms of the Consulting Agreement, Valdez Productions will provide certain consulting services in the areas of web based programming content, marketing, branding, and any other services mutually agreed to among the parties. In exchange for the services rendered under the Consulting Agreement, we will pay Valdez Productions $8,333.00 per month for the term of the agreement. In addition, we will award Valdez Productions 210,000 options to purchase our common stock at an exercise price of $2.49 per share (which is the closing price of our common stock on January 18, 2008). One-third of such options will vest on October 24, 2008, and the remaining options will vest in 24 equal monthly installments over the following two years. However, the options become fully vested in the event the Consultant is terminated without cause.

In addition, on January 18, 2008, Jeffrey Valdez was elected to our Board and appointed Chairman of the Board.

On January 25, 2008, we entered into a Note Purchase Agreement (the “MATT Agreement”) with Mexicans & Americans Trading Together, Inc. (“MATT Inc.”). Pursuant to the terms of the MATT Agreement: (i) MATT Inc. purchased a $5,000,000 subordinated promissory note from us (the “MATT Note”); (ii) the exercise price of MATT Inc.’s outstanding Series 1 Warrant to purchase 1,000,000 shares of our common stock was reduced from $12.50 per share to $2.75 per share; (iii) the exercise price of MATT Inc.’s outstanding Series 2 Warrant to purchase 1,000,000 shares of our common stock was reduced from $15.00 per share to $2.75 per share; and (iv) our Amended and Restated Support Agreement with MATT Inc. (originally entered into on November 20, 2006) was terminated.

Also, on January 25, 2008, we entered into a similar Note Purchase Agreement (the “RSI Agreement”) with Richard L. Scott Investments, LLC (“RSI”). Pursuant to the terms of the RSI Agreement: (i) RSI purchased a $2,000,000 subordinated promissory note from us (the “RSI Note”); (ii) the exercise price of RSI’s outstanding Series 2 Warrant to purchase 500,000 shares of our common stock was reduced from $4.00 per share to $2.75 per share; and (iii) the exercise price of RSI’s outstanding Series 3 Warrant to purchase 500,000 shares of our common stock was reduced from $7.00 per share to $2.75 per share.

EXHIBIT B

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During March 2006, we entered into a warrant purchase agreement and issued three series of warrants valued at $1,464,899 to RSI, the beneficial owner of 10.6% of our common stock. The Series 1 Warrant to purchase 500,000 shares of our common stock had an exercise price of $2.87 and was exercised in August 2006. The Series 2 Warrant to purchase 500,000 shares of our common stock can be exercised any time prior to March 21, 2016, and originally had an exercise price of $4.00 per share. The Series 3 Warrant to purchase 500,000 shares of our common stock can be exercised any time prior to March 21, 2016, and originally had an exercise price of $7.00 per share. On January 25, 2008, we entered into the RSI Agreement with RSI. Pursuant to the terms of the RSI Agreement: (i) RSI purchased the RSI Note; (ii) the exercise price of RSI’s Series 2 Warrant was reduced from $4.00 per share to $2.75 per share; and (iii) the exercise price of RSI’s Series 3 Warrant was reduced from $7.00 per share to $2.75 per share. As of February 22, 2008, all principal and interest amounts owed under the RSI Note remain outstanding. Interest accrues on the RSI Note at the rate of 4.46%, compounded annually, until the principal amount is paid in full.

On October 17, 2006, we entered into a Securities Purchase Agreement with MATT Inc. pursuant to which we issued 1,000,000 shares of our common stock to MATT Inc. at a purchase price of $10.00 per share (for an aggregate purchase price of $10,000,000). MATT Inc. was also granted a Series 1 Warrant to purchase 1,000,000 shares of our common stock at an exercise price of $12.50 per share and a Series 2 Warrant to purchase 1,000,000 shares of our common stock at an exercise price of $15.00 per share.

On November 20, 2006, we entered into an Amended and Restated Support Agreement with MATT Inc. and a Corporate Sponsorship and Management Services Agreement (the “CSMSA”) with both Mexicans & Americans Thinking Together Foundation, Inc. (the “Organization”) and MATT Inc. The CSMSA provides that we will develop, operate and host the Organization’s website and provide to it all the services necessary to conduct such operations. During 2006 and 2007, we received reimbursements from CSMSA of $55,707 and $125,000 respectively. During 2006 and 2007, we paid to CSMSA $125,000 and $375,000, respectively, as reimbursement for CSMSA’s operating expenses.

On January 25, 2008, we entered into the MATT Agreement. Pursuant to the terms of the MATT Agreement: (i) MATT Inc. purchased the MATT Note; (ii) the exercise price of MATT Inc.’s outstanding Series 1 Warrant to purchase 1,000,000 shares of our common stock was reduced from $12.50 per share to $2.75 per share; (iii) the exercise price of MATT Inc.’s outstanding Series 2 Warrant to purchase 1,000,000 shares of our common stock was reduced from $15.00 per share to $2.75 per share; and (iv) our Amended and Restated Support Agreement with MATT Inc. (originally entered into on November 20, 2006) was terminated. As of February 22, 2008, all principal and interest amounts owed under the MATT Note remain outstanding. Interest accrues on the MATT Note at the rate of 4.46%, compounded annually, until the principal amount is paid in full.

Alonso Ancira, a member of our Board of Directors, is also the Chairman of the Board of Directors of Altos Hornos de Mexico, S.A.B. de C.V. (“AHMSA”) and the sole director of MATT Inc. MATT Inc. is a wholly owned subsidiary of AHMSA. Mr. Ancira is a minority stockholder in Grupo Acerero del Norte S.A. de C.V., the largest stockholder in AHMSA. Mr. Ancira also serves on the Board of Directors of the Organization.

EXHIBIT C

Common Stock Warrants and Options

During March 2006, we entered into a warrant purchase agreement and issued three series of warrants valued at $1,464,899 to RSI related to an executive acquisition. The Series 1 Warrant to purchase 500,000 shares of our common stock had an exercise price of $2.87 and was exercised in August 2006. The Series 2 Warrant to purchase 500,000 shares of our common stock can be exercised any time prior to March 21, 2016, and originally had an exercise price of $4.00 per share. The Series 3 Warrant to purchase 500,000 shares of our common stock can be exercised any time prior to March 21, 2016, and originally had an exercise price of $7.00 per share. On January 25, 2008, we entered into the RSI Agreement with RSI. Pursuant to the terms of the RSI Agreement: (i) RSI purchased the RSI Note; (ii) the exercise price of RSI’s Series 2 Warrant was reduced from $4.00 per share to $2.75 per share; and (iii) the exercise price of RSI’s Series 3 Warrant was reduced from $7.00 per share to $2.75 per share.

During October 2006, we completed a private offering of 1,000,000 shares of our common stock and two series of warrants to purchase 2,000,000 shares of our common stock. We issued the 1,000,000 shares of our common stock at a purchase price of $10.00 per share. The Series 1 Warrant to purchase 1,000,000 shares of our common stock can be exercised any time prior to October 17, 2016, and originally had an exercise price of $12.50 per share. The Series 2 Warrant to purchase 1,000,000 shares of our common stock can be exercised any time prior to October 17, 2016, and originally had an exercise price of $15.00 per share. On January 25, 2008, we entered into the MATT Agreement with MATT Inc. Pursuant to the terms of the MATT Agreement: (i) MATT Inc. purchased the MATT Note; (ii) the exercise price of MATT Inc.’s outstanding Series 1 Warrant was reduced from $12.50 per share to $2.75 per share; and (iii) the exercise price of MATT Inc.’s outstanding Series 2 Warrant was reduced from $15.00 per share to $2.75 per share. MATT Inc.’s warrants remain exercisable for 2,000,000 shares of our common stock in the aggregate and the expiration date of October 17, 2016 was unchanged.

We are registering for resale 1,000,000 shares of our common stock and 3,000,000 shares of our common stock underlying the warrants that were issued in the private offerings described above.